SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended



                            TIOXIDE EUROPE, S.L.

                     (Name of foreign utility company)



                                     by



                         HUNTSMAN ICI CHEMICALS LLC
                          (Name of filing company)

                              500 Huntsman Way
                         Salt Lake City, Utah 84108


      Huntsman ICI Chemicals LLC, a Delaware limited liability company ("Huntsman"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Tioxide Europe, S.L. ("Tioxide"), a sociedad limitada formed in Spain, is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims for Tioxide the status as a FUCO under the Act.

      Tioxide does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Tioxide nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                   ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.


Name and Business Address:

Tioxide Europe, S.L.
Poligono Industrial Nuevo Puerto, calle A, s/n
Palos de la Frontera (Huelva), Spain

Description of Facilities:

      Tioxide owns a 9.5 megawatt electric generation facility located in Palos de la Frontera (Huelva), Spain. The capacity of the gas-fired facility does not meet the consumption requirements of its related manufacturing facility. As a result, all energy generated by the gas-fired facility is utilized by the related manufacturing facility save for exceptional occasions.



Ownership:

      Tioxide is a company formed under the laws of Spain. Tioxide's current owners and their ownership interests in Tioxide are as follows:

      O Huntsman ICI Espana, S.L., a sociedad limitada formed in Spain - 100% ownership interest.

      Huntsman ICI Espana, S.L. is a direct subsidiary of Huntsman ICI Investments (Netherlands) B.V., which is a direct subsidiary of Huntsman ICI (UK) Limited, which is a direct subsidiary of Huntsman ICI (Holdings) UK, which is a direct subsidiary of Tioxide Group, which is a direct subsidiary of Imperial Chemical Industries PLC.

      It is anticipated that on or about June 30, 1999, Huntsman ICI Chemicals LLC will acquire beneficial ownership of 100% of the equity interest in Tioxide Group pursuant to an agreement between the parent entities of Huntsman ICI Chemicals LLC and Tioxide Group, which would result in Tioxide Group and each of its subsidiaries constituting a subsidiary of Huntsman ICI Chemicals LLC. In the event that the closing of the transactions contemplated by such agreement does not occur, Huntsman ICI Chemicals LLC will not acquire beneficial ownership of 100% of the equity interest in Tioxide Group and Tioxide Group will not constitute a subsidiary of Huntsman ICI Chemicals LLC.


                                   ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      There are no domestic associate public utility companies of Tioxide.

      The Commission is requested to mail copies of all correspondence relating to this Notification to:

      Robert B. Lence, Esq.
      Huntsman ICI Chemicals LLC
      Executive Vice President, General
        Counsel and Secretary
      500 Huntsman Way
      Salt Lake City, Utah  84108

      Judith A. Center, Esq.
      Kathleen A. Foudy, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP
      1440 New York Ave. NW
      Washington, D.C.  20005

                                 SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                 HUNTSMAN ICI CHEMICALS LLC



                                 By:/s/ Samuel D. Scruggs
                                    ----------------------------------------
                                    Name: Samuel D. Scruggs
                                    Title: Manager, Assistant Secretary

Date : June 29, 1999